

April 18, 2014

<u>Via E-mail</u>
Jordan Starkman
President and Secretary
Rimrock Gold Corp.
3651 Lindell Rd. Suite #D155
Las Vegas, NV 89103

      Re: Rimrock Gold Corp.
               Amendment No. 1 to Form 10-K for Fiscal Year Ended August 31, 2013
               Filed April 11, 2014
               File No. 333-149552

Dear Mr. Starkman:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1. We note that your principal auditor makes reference in its report to the audit performed by the predecessor auditor for fiscal year ended August 31, 2012 and for the period June 5, 2003 to August 31, 2012. We also note that effective March 6, 2014 your predecessor auditor, DNTW Toronto LLP, is no longer registered with the PCAOB. Therefore, you may not include audit reports or consents issued by DNTW Toronto LLP in your filings with the Commission. Please amend the filing to label the financial statements for the year ended August 31, 2012 as unaudited. In addition, you should have a firm that is registered with the PCAOB re-audit your financial statements for the fiscal year ended August 31, 2012 and for the period June 5, 2003 (inception) to August 31, 2012 and amend the filing again once the financial statements are re-audited by a new registered

firm. Please tell us when you plan to amend the filing and how you intend to address the re-audit requirement.

2. Please tell us what consideration you gave to filing an Item 4.02 Form 8-K regarding non-reliance on previously issued financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comments or any other questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief